China Information Technology, Inc.
Announces Results of Its 2013 Annual Meeting of Members

SHENZHEN, China, December 23, 2013 -- China Information Technology, Inc. (the “Company”) (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions in digital education, smart family and business, public information release, and other information technology solutions in China, today announced the official results of its 2013 Annual Meeting of Members, held on Friday, December 20, 2013 at 9:00 a.m., local time in Shenzhen, China. The members voted on three proposals and cast their votes as described below:

1.

The members elected Messrs. Jiang Huai Lin, ZhiQiang Zhao, Yun Sen Huang, Yong Jiang and Remington C.H. Hu to the Board of Directors of the Company, each to serve until the next annual meeting of members of the Company or until such person shall resign, be removed or otherwise leave office;

2.	The members ratified the appointment of GHP Horwath, P.C. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013; and

3.	The members approved the China Information Technology, Inc. 2013 Equity Incentive Plan.

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company’s integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com